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09056831

BP 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPHB Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 St. James Place, Suite 125
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Allen Parks, Designated Principal & FINOP (713) 621-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PLLC
(Name – *if individual, state last, first, middle name*)

10350 Richmond Avenue Suite 800 Houston, TX 77042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 27 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Allen Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPHB Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

W. Allen Parks, Designated Principal & FINOP

Title

Notary Public

RHONDA E. LUSK
Notary Public, State of Texas
My Commission Expires
October 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPHB SECURITIES, L.P.

FINANCIAL STATEMENTS
&
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS

MALONE
&BAILEY PC
CERTIFIED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
PPHB Securities, L.P.
Houston, Texas

We have audited the balance sheet of PPHB Securities, L.P. as of December 31, 2008, and the related statements of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of PPHB Securities, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

March 3, 2009

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Partners
PPHB Securities, L.P.
Houston, Texas

In planning and performing our audit of the financial statements of PPHB Securities, L.P. for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of PPHB Securities, L.P. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures objectives can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that PPHB Securities, L.P.'s practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

March 3, 2009

PPHB Securities, L.P.
Balance Sheet
As of December 31, 2008

ASSETS

Cash and cash equivalents	$	175,345
Accounts receivable - related party		35,000
TOTAL ASSETS	**$**	**210,345**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accounts payable and accrued liabilities- related party	$	31,485
Accrued liabilities		12,352
TOTAL LIABILITIES		43,837
PARTNERS' CAPITAL		166,508
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$**	**210,345**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Statement of Income
For the Year Ended December 31, 2008

REVENUES:		
Consulting and advisory fees	$	1,959,835
OPERATING EXPENSES:		
General and administrative		95,597
INCOME FROM OPERATIONS		1,864,238
OTHER INCOME:		
Other Income		35,000
Interest income		2,327
NET INCOME	**$**	**1,901,565**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Statement of Changes in Partners' Capital
For the year ended December 31, 2008

Balance at December 31, 2007	**$**	**264,943**
Net income		1,901,565
Distributions		(2,000,000)
Balance at December 31, 2008	**$**	**166,508**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,901,565
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(35,000)
Accrued Liabilities	(19,441)
Accounts payable	3,145
CASH PROVIDED BY OPERATING ACTIVITIES	**1,850,269**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to partners	(2,000,000)
CASH USED IN FINANCING ACTIVITIES	**(2,000,000)**
NET INCREASE IN CASH	(149,731)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	325,076
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 175,345**
CASH PAID DURING THE YEAR FOR:	
INTEREST	**$ -**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Notes to Financial Statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

PPHB Securities, L.P. is a registered broker and dealer of securities. PPHB Securities, L.P. was formed as a Texas Limited Partnership in 2003, and has been operating since early 2005. PPHB Securities, L.P. brokers private placement securities and provides financial advisory services.

Cash and cash equivalents. PPHB Securities, L.P. considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as accounts receivables as fully collectible, so no allowance is provided.

Income Taxes are not due since PPHB Securities, L.P. is taxes as a partnership for federal purposes. PPHB Securities, L.P. had $13,980 for the Texas Margin Tax accrued for the year ended December 31, 2008.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements. No recent accounting pronouncements are expected to have any effect on PPHB Securities, L.P.'s financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

PPHB Securities, L.P. is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, PPHB Securities, L.P. had net capital of $166,508 and its net capital to aggregate indebtedness ratio was 36%.

NOTE C – PARTNERS CAPITAL

During 2008, PPHB Securities, L.P. distributed $2,000,000 to its partners.

NOTE D – RELATED PARTY TRANSACTIONS

PPHB Securities, L.P. and PPHB, L.P. are owned by the same partners with the same ownership structure. PPHB Securities, L.P. provides security financial advisory services to PPHB L.P.'s customers. During 2008, PPHB Securities, L.P. earned $1,959,835 in success fees from PPHB L.P.'s customer in two financing transactions. PPHB L.P. has assigned this portion of their total fees from third party clients to PPHB Securities, L.P. for financial advisory services. As of December 31, 2008, PPHB Securities, L.P. had a $35,000 receivable due from PPHB, L.P.

PPHB Securities, L.P. uses personnel and facilities of PPHB, L.P. and it accrues payments from time to time to PPHB, L.P. for these services. As of December 31, 2008, PPHB Securities, L.P. had a payable to PPHB, L.P. of $31,485.

PPHB Securities, L.P.
Supplementary Information
For the year ended December 31, 2008

1. Computation of Reserve Requirement Pursuant to Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

2. Information Relating to Possession or Control Requirements under Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

PPHB Securities, L.P.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2008

NET CAPITAL		
Total partners' capital from balance sheet	$	166,508
Deduct: parters' capital not allowable for net capital		-
Total partners' capital qualified for net capital		166,508
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		166,508
Deductions and/or charges - assets not ready convertible to cash		-
Net capital before haircuts on securities position		166,508
Other securities		-
NET CAPITAL	$	166,508
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	$	43,837
Items not included in the balance sheet		-
Total aggregate indebtedness	$	43,837
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	2,923
Minimum dollar net capital required of broker-dealer	$	100,000
Net capital required	$	100,000
EXCESS NET CAPITAL	$	66,508
EXCESS NET CAPITAL AT 1000%	$	162,124
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL		26%

PPHB Securities, L.P.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION
(including in Part II of Form X-17a-5)

Net capital, as reported in Company's Part II		
(unaudited) Focus report	$	138,508
Net audit adjustments		28,000
Other items		-
NET CAPITAL PER ABOVE	$	166,508